UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 29 September 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 04 September 2023 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 08 September 2023 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 21 September 2023 — Senior Independent Director & Committee Changes

Exhibit 99.1

4 September 2023

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 August 2023 consisted of 3,935,660,942 ordinary shares, of which, 247,619,970 were held as treasury shares; leaving a balance of 3,688,040,972 with voting rights.

The figure of 3,688,040,972 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.2

8 September 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid Share Incentive Plan ('SIP') monthly purchases on behalf of PDMRs.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.871	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.09.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.871	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.09.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People & Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.871	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.09.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.871	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.09.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.3

21 September 2023

National Grid plc ('National Grid' or 'Company')

Senior Independent Director & Committee Changes

The Company today announces some changes to the role of Senior Independent Director and its Board Committees.

Further to the announcement on 17 May 2023 that Thérèse Esperdy would step down from the Board as a Non-Executive Director on 31 December 2023, Ian Livingston will succeed Thérèse as the Senior Independent Director effective as at 31 December 2023.

The following Committee changes will also take place on 1 October 2023:

●
Thérèse Esperdy will step down as being Chair of the Finance Committee. Thérèse will remain a member of the Finance Committee until 31 December 2023;
●
Ian Livingston will become Chair of the Finance Committee and step down as Chair of the Remuneration Committee. Ian will remain a member of the Remuneration Committee;
●
Martha Wyrsch will become Chair of the Remuneration Committee; and
●
Iain Mackay will become a member of the Finance Committee.

From 1 October 2023, the membership of each Board Committee is as follows:

Audit & Risk Committee:
Iain Mackay (Chair), Thérèse Esperdy, Liz Hewitt, Ian Livingston, Jonathan Silver

Finance Committee:
Ian Livingston (Chair), Andy Agg, Thérèse Esperdy, Liz Hewitt, Iain Mackay, John Pettigrew

People & Governance Committee:
Paula Rosput Reynolds (Chair), Thérèse Esperdy, Earl Shipp, Jonathan Silver, Tony Wood

Remuneration Committee:
Martha Wyrsch (Chair), Ian Livingston, Iain Mackay, Anne Robinson

Safety & Sustainability Committee:
Earl Shipp (Chair), Anne Robinson, Tony Wood, Martha Wyrsch

This announcement is made in accordance with Listing Rule 9.6.11.

Pritti Patel

General Counsel, Corporate and Deputy Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 29 September 2023